Morgan, Lewis & Bockius c/o Suites 1902-09, 19th Floor, Edinburgh Tower, The Landmark 15 Queen’s Road Central, Hong Kong Direct: +852.3551.8500 Fax: +852.3006.4346 www.morganlewis.com

WRITER’S DIRECT LINE

+852.3551.8690

WRITER’S EMAIL

ning.zhang@morganlewis.com

June 22, 2022

Confidential

Ms. Sisi Cheng

Mr. Martin James

Mr. Bradley Ecker

Mr. Sergio Chinos

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:    Intchains Group Limited (CIK No. 0001895597)

Dear Ms. Cheng, Mr. James, Mr. Ecker and Mr. Chinos:

On behalf of our client, Intchains Group Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”).

The Company respectfully advises the staff of the Commission (the “Staff”) that, subject to market conditions, it plans to file an amendment to the Registration Statement containing the estimated offering size and price range, and to launch the road show for the proposed offering as soon as possible but not earlier than 15 days after the day hereof. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

Abu Dhabi    Almaty    Beijing    Boston    Brussels Century City    Chicago    Dallas    Dubai    Frankfurt    Hartford    Hong Kong    Houston London    Los Angeles     Miami    Moscow    New York    Nur-Sultan    Orange County    Paris    Philadelphia    Pittsburgh    Princeton    San Francisco    Shanghai    Silicon Valley    Singapore…Tokyo    Washington, DC    Wilmington

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852.3551.8690 or via e-mail at ning.zhang@morganlewis.com.

Very truly yours

By:	/s/ Ning Zhang
Ning Zhang
Partner

cc:	Qiang Ding, Chairman and Chief Executive Officer, Intchains Group Limited
Chaowei Yan, Chief Financial Officer, Intchains Group Limited
Mr. Howard Leung, Mazars USA LLP
Mr. Lawrence Venick, Loeb & Loeb LLP
Ms. Louise L. Liu, Morgan, Lewis & Bockius

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